UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Allied World Assurance Company Holdings, Ltd

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G0219G203

(CUSIP Number)

12/31/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0219G203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Chubb Corporation 13-2595722

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,593,651

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,593,651

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,593,651

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.8% of common shares.

12.	Type of Reporting Person (See Instructions) HC

Item 1.
	(a)	Name of Issuer Allied World Assurance Company Holdings, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 27 Richmond Road Pembroke HM 08 Bermuda

Item 2.
	(a)	Name of Person Filing The Chubb Corporation
	(b)	Address of Principal Business Office or, if none, Residence 15 Mountain View Road Warren, NJ 07061-1615
	(c)	Citizenship New Jersey, U.S.
	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number G0219G203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) through (c).  Certain information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover page to this Schedule 13G.  Of the aggregate amount of 9,593,651 common shares shown as beneficially owned by the reporting person on the cover page of this Schedule 13G, (i) 1,266,995 shares are voting common shares, (ii) 8,078,005 shares are non-voting common shares and (iii) 248,651 shares are non-voting common shares issuable upon exercise of a warrant held by the reporting person.  A total of 2,000,000 common shares are issuable upon exercise of the warrant held by the reporting person, but the warrant is exercisable, in whole or in part, only (1) in connection with the contemporaneous sale of common shares issuable upon such exercise by the reporting person or (2) to avoid a reduction of the reporting person’s equity ownership percentage below 15.8%.  Based upon the percentage of currently outstanding common shares, the number of common shares in respect of which the reporting person may currently exercise the warrant, other than for purposes of the contemporaneous sale of common shares, is 248,651 common shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date
/s/ W. Andrew Macan
Signature
W. Andrew Macan Vice President and Secretary
Name/Title